OMS Energy Technologies Inc.

10 Gul Circle
Singapore 629566

November 29, 2024

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

Washington, DC 20549

Attn: Aliya Ishmukhamedova

Re:	OMS Energy Technologies Inc.

Amendment No.1 to Registration Statement on Form F-1

Filed November 22, 2024

File No. 333-282986

Dear Sir or Madam,

This letter is in response to your comments on November 26, 2024 in relation to the Amendment No. 1 to Registration Statement on Form F-1 (the “Registration Statement”) of OMS Energy Technologies Inc. (the “Company”) filed with the U.S. Securities and Exchange Commission on November 22, 2024. On the date hereof, the Company has filed an amendment to the Registration Statement. We set forth below in bold the comments in your letter relating to the Registration Statement followed by our responses to the comments.

Amendment No. 1 to Registration Statement on Form F-1

Capitalization, page 48

1.	Footnote (4) on page 48 states that the Capitalization table "Does not account for 1,845,000 Ordinary Shares that were issued pursuant to the Convertibles Notes after March 31, 2024." Please explain why those shares are not included in the Capitalization table.

RESPONSE: We respectfully advise the staff that we have included the 1,845,000 Ordinary Shares that were issued pursuant to the Convertibles Notes after March 31, 2024 in the capitalization table and removed the inaccurate footnote (4) to avoid confusion.

Dilution, page 49

2.	We note disclosure on page 135 that on February 5, 2024 and February 9, 2024 you entered into convertible note agreements. You further state, "In the event of the Company being approved for an initial public offering by the SEC, the holders may, upon written notice to the Company elect to have the principal sum converted into the applicable shares immediately prior to or upon such initial public offering." Please explain how your February 5, 2024 and February 9, 2024 convertible notes are reflected in your pro forma dilution table and or revise accordingly.

RESPONSE: We respectfully advise the staff that we have updated page 135 of the Registration Statement by removing the sentence “As of the date of this prospectus, the principal sum of the convertible notes has not been converted into conversion shares.” to confirm that the existing total number of ordinary shares is 38,745,000 ordinary shares, and to reflect the conversion of the convertible notes. We also confirm that, consistent with disclosures elsewhere in the prospectus, the convertible notes were fully converted into ordinary shares as of September 30, 2024.

We also respectively advise the staff that the conversion of the convertible notes has been reflected in the pro forma dilution table to increase the pro forma net tangible book value per common share after the offering.

Consolidated Statements of Profit or Loss and Other Comprehensive Income, page F-5

3.	Please explain why you have 15,000,0000 basic and diluted weighted-average shares outstanding for the period June 16, 2023 through March 31, 2024 while shares outstanding are 36,900,000 as of June 16, 2023 and March 31, 2024. Please revise accordingly, including your basic and diluted earnings per share.

RESPONSE: We respectfully advise the staff that we have updated basic and diluted earnings per share to reflect the changes in shares outstanding for the period from June 16, 2023 through March 31, 2024 on page F-5 and F-41 of the Registration Statement.

Consolidated Statements of Changes in Equity, page F-6

4.	We note your disclosure on page 9 that, "On October 23, 2024, as part of the final step of the Company's reorganization process, the Company issued a total of 38,729,250 Ordinary Shares on a pro rata basis to all of its existing shareholders." You also state on page F-56 that, "Upon the completion of share reorganization, there are 38,745,000 Ordinary Shares issued and outstanding." Please explain why the number of shares outstanding as of March 31, 2024 is 36,900,000. Clarify if 1,844,250 Ordinary Shares issued to convertible bond investors were part of the reorganization.

RESPONSE: We respectfully advise the staff that the purpose of the reorganization process was first to accurately represent the shareholding of the shareholders in the predecessor entity before the listing entity was incorporated. Thereafter, because the convertible notes were converted, a total of 750 Ordinary Shares were issued to the convertible note shareholders. The 1,844,250 Ordinary Shares were thereafter issued to convertible note holders after the initial conversion of 750 shares as part of a pro rata issuance to all shareholders to better reflect the current valuation of the Company.

For further clarity to page 9:

1)	At the inception, the Company had 15,000 Ordinary Shares outstanding, which were held by the original shareholders. Thereafter, the holders of the convertible notes converted their notes into 750 Ordinary Shares on September 30, 2024, bringing the total number of shares to 15,750.

2)	During the final stage of the Company’s reorganization process, on October 23, 2024, the Company issued a total of 38,729,250 new Ordinary Shares on a pro rata basis to all its existing shareholders (bringing the total outstanding shares to 38,745,000), which included holders of convertible notes. This issuance was executed to achieve the final share capital structure post-reorganization.

3)	As of the date of this prospectus, the Company has a total of 38,745,000 Ordinary Shares issued and outstanding. This figure includes the 1,845,000 Ordinary Shares that were issued to convertible note holders as part of a pre-IPO fundraising activity.

4)	The Company then adjusted the original 15,000 Ordinary shares on a retroactive basis to be 36,900,000 Ordinary Shares pursuant to SAB Topic 4C as of June 16, 2023 and March 31, 2024.

Exhibit Index, page II-5

5.	Please revise the exhibit index to mark exhibits 10.6-10.13 as redacted exhibits. Additionally, Exhibits 10.12, and 10.13 have been uploaded as images rather than text searchable documents. Please amend your filing to make sure all exhibits are submitted in a text searchable format. See Section 5.1 of Volume II of the EDGAR Filer Manual and Item 301 of Regulation S-T.

RESPONSE: We respectfully advise the staff that we have amended our filing to make sure all exhibits are submitted in a text searchable format and have marked exhibits 10.6 to 10.13 as redacted exhibits.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Sincerely,

/s/ How Meng Hock
Chief Executive Officer